Exhibit 99.2

Jeffs’ Brands Announces Corporate Name Change to Nexera Technologies and New Nasdaq Ticker Symbol “NEXR”

Tel Aviv, Israel, March 30, 2026 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW) today announced that effective as of March 26, 2026, it has officially changed its corporate name to Nexera Technologies Ltd. (“Nexera”), reflecting the Company’s strategic shift toward advanced technologies and homeland security solutions.

It is expected that effective March 31, 2026, the Company’s ordinary shares will begin trading on the Nasdaq Capital Market under the new ticker symbol ”NEXR”, replacing the previous ticker ”JFBR.” The Company’s warrants are expected to trade under the symbol ”NEXRW,” replacing the previous ticker ”JFBRW.”

The corporate name change follows the Company’s previously announced rebranding initiative and strategic repositioning to focus on homeland security technologies, artificial intelligence–driven solutions, and advanced detection systems through its subsidiaries and strategic collaborations.

“We believe the corporate rebranding to Nexera Technologies represents a significant milestone in our transformation,” said Eliyahu Zamir, Chief Executive Officer of Nexera. “Over the past year, we have expanded beyond our traditional e-commerce operations and have built a portfolio of advanced technology and security solutions. Our new name reflects the direction of the Company and our ambition to become a leading technology platform addressing critical global security challenges.”

The Company noted that the name and ticker symbol changes do not affect shareholders’ rights or the trading of existing shares, and no action is required by current shareholders.

Jeffs’ Brands began expanding its technology and security footprint through its subsidiary KeepZone AI Inc., which focuses on AI-driven threat detection, advanced screening technologies, and global homeland security distribution collaborations.

About Nexera Technologies Ltd (formerly Jeffs’ Brands Ltd)

Nexera Technologies Ltd (formerly Jeffs’ Brands Ltd) operates, through its subsidiaries, in the fields of advanced technologies for the global homeland security sector and e-commerce:

●	KeepZone AI Inc. - A wholly-owned subsidiary dedicated to distributing and promoting AI-powered homeland security technologies, including 3D imaging and electromagnetic threat detection, perimeter intrusion detection, counter-UAS systems, and multi-layered security solutions for critical infrastructure and global markets.

●	Fort Products – Legacy consumer products operations focused on pest control and remedial products, which was sold to Fort Technology Inc. in July 2025 in exchange for a controlling equity interest. The Company has since reduced its stake in Fort Technology Inc. while retaining control and strategic involvement in related e-commerce activities.

●	E-commerce activities - Ongoing legacy operations in data-driven online retail (primarily Amazon Marketplace) through other wholly-owned subsidiaries such as Smart Repair Pro, and Top Rank.

For more information on Nexera Technologies, visit: https://nexera-tech.io/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the expected trading of the Company’s ordinary shares and warrants under the new ticker symbols “NEXR” and “NEXRW” on the Nasdaq Capital Market; the Company’s strategic repositioning to focus on homeland security technologies, artificial intelligence-driven solutions, and advanced detection systems; the Company’s belief that the rebranding to Nexera Technologies represents a significant milestone in its transformation; the Company’s ambition to become a leading technology platform addressing critical global security challenges; and the Company’s expectation that its expansion into advanced technology and security solutions through KeepZone AI Inc. and its other subsidiaries will support its strategic pivot away from legacy e-commerce operations.. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Michal Efraty

Adi and Michal PR-IR

Investor Relations, Israel

michal@efraty.com